UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13684

Old Holdco, Inc.

(Exact name of registrant as specified in its charter)

8001 Aerial Center Parkway

Morrisville, North Carolina 27560-8417

(919) 379-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (no par value)

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: *

*

As previously disclosed, Old Holdco, Inc. (formerly known as Pyxus International, Inc.) (“Old Pyxus”) and its former subsidiaries Alliance One International, LLC, Alliance One North America, LLC, Alliance One Specialty Products, LLC and GSP Properties, LLC (collectively with Old Pyxus, the “Debtors” or the “Company”) filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of the U.S. Bankruptcy Code (the “Bankruptcy Code”) in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement a prepackaged chapter 11 plan of reorganization to effectuate a financial restructuring of the Company’s debt. On August 24, 2020 (the “Effective Date”), Old Pyxus emerged from bankruptcy, pursuant to the Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Pyxus International, Inc. and Its Affiliated Debtors (as supplemented and amended, the “Plan”).

As of the Effective Date, pursuant to the Plan, the Company’s common stock, no par value (the “Old Common Stock”), outstanding prior to the effectiveness of the Plan was deemed cancelled. Pursuant to the Plan, the business assets and operations of the Company are vested in a new Virginia corporation, Pyxus Holdings, Inc., which is an indirect subsidiary of an additional Virginia corporation (“New Pyxus”) which was renamed Pyxus International, Inc. upon completion of such transfer of assets and operations (the “Succession”). The Succession constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 is being filed for the purpose of terminating the registration of the Old Common Stock under Section 12(g). This Form 15 relates solely to the reporting obligations of Old Pyxus and does not affect the reporting obligations of New Pyxus, which is the successor registrant to Old Pyxus under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pyxus International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OLD HOLDCO, INC.

/s/ William L. O’Quinn, Jr.
William L. O’Quinn, Jr.
Senior Vice President – Chief Legal Officer and Secretary

Date: August 24, 2020